Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

TSX accepts notice of intention to make Normal Course Issuer Bid

    AURORA, ON, Nov. 10 /CNW/ - Magna International Inc. (TSX: MG.A, NYSE:
MGA) today announced that the Toronto Stock Exchange ("TSX") had accepted its Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"). Pursuant to the Notice, we may purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit, deferred profit sharing programs and other stock-based compensation awards or programs, up to 11,000,000 Magna Class A Subordinate Voting Shares (the "Bid"), representing 9.9% of our public float. As of November 6, 2008, we had 111,871,188 issued and outstanding Class A Subordinate Voting Shares, including a public float of 110,920,902 Class A Subordinate Voting Shares. During the previous 12 months, the Corporation has purchased 6,016,283 Class A Subordinate Voting Shares pursuant to a normal course issuer bid at an average purchase price of US$75.27 per Class A Subordinate Voting Share.

    The primary purpose of the Bid is to fund our restricted stock awards, the redemption of restricted stock units, our deferred profit sharing plans and other stock-based compensation awards or programs.

    The Bid will commence on November 12, 2008 and will terminate no later than November 11, 2009. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the New York Stock Exchange ("NYSE") in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Both the rules and policies of the TSX and Rule 10b-18 contain restrictions on the number of shares that can be purchased under the Bid, based on the average daily trading volumes of the Class A Subordinate Voting Shares on the TSX and NYSE, respectively. As a result of such restrictions, subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid on the TSX is 80,225. The TSX recently announced a temporary exemption which increases the amount of daily purchases an issuer is permitted to make under a normal course issuer bid. Subject to certain exceptions for block purchases, this exemption increases to 160,450 the maximum number of shares the Corporation can purchase per day on the TSX from the start of the Bid up to and including March 31, 2009. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase. Subject to regulatory requirements, the actual number of Class A Subordinate Voting Shares and the timing of purchases, if any, will be determined by us having regard to future price movements and other factors.

    We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 80,000 employees in 243 manufacturing operations and 63 product development and engineering centres in 24 countries.

    <<
    FORWARD-LOOKING STATEMENTS
    --------------------------
    >>
    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, the impact of: shifting OEM market shares; declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries, including Russia; the risk that the growth prospects expected to be realized in Russia and other markets may not be fully realized, may take longer to realize than expected or may not be realized at all; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Vincent J. Galifi, Executive Vice-President and Chief Financial Officer of Magna at (905) 726-7100